Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  June 10, 2019

                                   HOME INNOVATIVE SOLUTION S FOR CUSTOMERS MATERIAL S ANO DOWNLOADS CONTACT  MERGING TO CREATE RAYTHEON TECHNOLOGIES    DEFINING  THE FUTURE      OF AEROSPACE  AND DEFENSE  THE MERGER OF UNITED TECHNOLOGIES AND RAYTHEON CREATES RAYTHEON TECHNOLOGIES:A PREMIER SYSTEMS PROV I DER AND LEADER IN HIGH TE CHNOLOGY SEGMEN TS  RAYTHEON TECHNOLOGIESPRO FORMA 2019E1  PRATT & WHITNEY  SAL[S: -$218  UTC, Pra t t & Whitney    COLLINS AEROSPACE    SAL[S: -$228        .. ., . .  UTC, Colli ns Ae ro space    INTELLIGENCE, SPACE &    AIRBORNE SYSTEMS  SAL[ S: -$188  Rayt heon , Spac e and Ai r borne System s  Ra yth eon, Int elligence, Infor m at ion & Ser vic es  UTC, Mission SystemsRayt heon, Forc epoin t    INTEGRATED DEFENSE &    MISSILE SYSTEMS  SAL[ S: -$168  Rayt heon, Mi ssile Sys tem s  Ra yt heon, Int egr ated Defens e Syst ems  1 Sales shown are prior to intercompany eliminations

A PREMIER SYSTEMS PROVIDER WITH ADVANCED TECHNOLOGIES

THAT WILL DEFINE THE FUTURE OF AEROSPACE AND DEFENSE

Establishes a balanced and diversified portfolio with complementary platform-agnostic A&D technologies

Combines complementary technology offerings and world-class engineering teams

Delivers innovative and cost-effective solutions aligned with customer priorities

Results in attractive financial profile with strong cash flow generation and balance sheet

Builds on shared company culture

FINANCIAL FLEXIBILITY, EXPERTISE AND RESOURCES

TO INVEST IN INNOVATIVE, COST-EFFECTIVE SOLUTIONS FOR CUSTOMERS

~$8B
Annual customer and company funded R&D spend

~60,000
Engineers

7
R&D Centers of Excellence

190+
Years combined history of innovation & industry leadership

BRINGING TOGETHER HIGHLY COMPLEMENTARY CAPABILITIES

COMBINING WORLD-CLASS R&D PLATFORMS WITH ENHANCED RESOURCES

United Technologies	Raytheon


COMMERCIAL AEROSPACE

United Technologies	Raytheon
Avionics	Cyber Protection
Commercial Propulsion Systems	Air Traffic Management
Power Generation	Autonomy, Artificial Intelligence (AI) & Machine Learning


DEFENSE

United Technologies	Raytheon
Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR)	Radar, Sensors & Electronic Warfare
Military Propulsion Systems	Missiles and Air & Missile Defense
Resilient Positioning, Navigation, Timing (PNT) & Communications	System-of-Systems Integration

LEARN MORE

A HISTORY OF WORLD-CLASS TECHNOLOGY AND INDUSTRY-DEFINING INNOVATION

United Technologies

Raytheon

1920



Pioneered the radial air-cooled engine design enabling unprecedented power-to-weight ratio

First Raytheon product: gaseous (helium) rectifier for electron tubes



1940


GOODYEAR

First airborne radio on Goodyear airship Enterprise

Produced the first seagoing microwave surface search radar for Navy ships





First 10,000 lbf thrust engine in the US; powered the B-52

Raytheon engineer Percy Spencer invents the microwave oven





Developed J58 for SR-71; a world speed record holder

First missile-mounted guidance system capable of intercepting moving objects



1960



First photo ever transmitted via satellite

First working laser



Raytheon technology contributes to Apollo 11 moon mission success



Launched ARPANET, precursor to the Internet; first email system





World's first GPS satellite signal received



V2500 selected to power A320 family

1980

                   F ir st global aviation data communications net wor k  2000  Patriot achieves first-ever ballistic missile intercept in combat during Des ert St or m      Name d “Innovator of the Year” for-introducing touch  screen f light displays    P&W develops the Gear ed Turbofan  Standard Missile-3 intercepts a failed satellite in space  Ra ytheon VII RS te chnology pro duces highest resoluti on com posite Earth image----------Rayt heon rec eives the 10 m ill ionth U.S. Pate nt in history

United Technologies | Raytheon
MERGING TO CREATE RAYTHEON TECHNOLOGIES

HOME INNOVATIVE SOLUTIONS FOR CUSTOMERS MATERIALS AND DOWNLOADS CONTACT

INNOVATIVE SOLUTIONS
FOR CUSTOMERS

COMBINING WORLD-CLASS R&D PLATFORMS WITH ENHANCED RESOURCES
ENABLES THE DEVELOPMENT OF NEW TECHNOLOGIES FASTER AND MORE EFFICIENTLY THAN EVER BEFORE

The merger of United Technologies and Raytheon brings together two aerospace and defense leaders with long track records of industry-defining innovation. The combination of highly complementary portfolios and world-class R&D platforms will enable Raytheon Technologies to invest, innovate and serve our customers.

The combined technology portfolio includes capabilities tied to key priorities across the aerospace and defense sectors – enabling the company to address R&D priorities in defense and commercial aerospace.

COMMERCIAL AEROSPACE PRIORITY AREAS
COMBINED CAPABILITIES TO SUPPORT OPTIMIZATION OF INCREASINGLY CONNECTED AND INTELLIGENT AEROSPACE SYSTEMS

CYBER PROTECTION FOR CONNECTED AIRCRAFT

UNITED TECHNOLOGIES COMPETENCY

Aircraft networks and RF systems
Information management systems
System architecture and certification

NEXT GENERATION CONNECTED AIRSPACE

UNITED TECHNOLOGIES COMPETENCY

Future airspace flight deck technology
On-board autonomy systems
Air-to-ground comms infrastructure

ADVANCED ANALYTICS & AI FOR AVIATION

UNITED TECHNOLOGIES COMPETENCY

Very large installed base
Full flight / environmental data
Prognostics / health monitoring

RAYTHEON COMPETENCY

Detection, defense and response
Threat intelligence fusion
Cyber resiliency testing



TECHNOLOGY SOLUTION

Cyber solutions for airlines and OEMs offering secure connectivity to enable proactive health monitoring and optimized performance

RAYTHEON COMPETENCY

Air traffic control automation
Surveillance radars
System integration expertise



TECHNOLOGY SOLUTION

Next generation national airspace system with improved capacity, efficiency, and safety

RAYTHEON COMPETENCY

Advanced analytics
AI and machine learning
Pattern recognition



TECHNOLOGY SOLUTION

Application of AI-based data analytics and machine learning techniques to optimize the manufacturing, maintenance, and fleet operation of commercial aircraft

DEFENSE PRIORITY AREAS

TECHNOLOGY COMBINATION ADDRESSES HIGHEST PRIORITY DEFENSE CUSTOMER REQUIREMENTS

HYPERSONICS/ FUTURE MISSILE SYSTEMS

UNITED TECHNOLOGIES COMPETENCY

High-temperature materials
Thermal and signature management
Advanced propulsion

DIRECTED ENERGY WEAPONS

UNITED TECHNOLOGIES COMPETENCY

Compact, efficient power generation
Advanced thermal management
Optical beam delivery

ISR IN CONTESTED ENVIRONMENTS

UNITED TECHNOLOGIES COMPETENCY

Advanced electro-optical payloads
Software-defined communications
Position, navigation, and timing (PNT)

RAYTHEON COMPETENCY

Vehicle integration expertise
Seekers and payloads
Advanced guidance and control



TECHNOLOGY SOLUTION

Advanced high speed missiles and hypersonic weapons addressing survivability needs in highly contested environments

RAYTHEON COMPETENCY

High-power microwave emitters
High-energy laser emitters
Weapon system integration



TECHNOLOGY SOLUTION

Accelerated development and fielding of directed energy weapons to counter emerging threats

RAYTHEON COMPETENCY

Radio frequency (RF) payloads
Acoustics and communications
Multi-sensor fusion / systems integration



TECHNOLOGY SOLUTION

Persistent, resilient, ISR capability across space, air, land and maritime domains

HOME INNO\IAIIVl:. SOLUrJONS f-OR CUSTOMERS MAI 1:. RtALS ANO OOWNLOP.llS CONTACTMERGING TO CREATE RAYTHEON TECHNOLOGIES    MATERIALS      AND  DOWNLOADS  INVESTOR PRESENTATION WEBCASTA con ference call to disc uss t h e merger will be held on J une 10, 2019at 8:0 0 a.m. EDT. The dial-in number for theconfe ren ce call will be (877) 280-7280. The con ference call will also be audi oc ast online atwww.ra Y.th eon.com /i r and www.utc.com. Individuals may li st en to the call and download char t s that will be used during the call. These charts will be available prior t o t he call.  United  C Technologies  CLICK FOR I NVES TOR INFORMATION  Press Release  Fact Sheet  Raytheon  CLICK FOR I NVES TOR INFORMATION

     HOMl            INNOVATIVl SOLUt ION;;O CU S I UM 1<S                MA I HI A\ SANO DOWNLOADS CONTACT    MERGING  TO CREATE RAYTHEON T  ECHNOLOGIES  CONTACT  UNITED TECHNOLOGIES  Media RelationsBethany Sherman - Teneo•1.9 17.373 .6465  InvestoRr elations CarrollLane1.860 .728.7575  Investor Relations Kelsey OeBriyn1.781.522.5141  RAYTHEONMedia Relations Corinne Kovalsky1.781.522.58990

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s and United Technologies’ respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon Company’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon Company’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon Company’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.